SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                         Commission File Number: 0-32615

                           NOTIFICATION OF LATE FILING

(Check One): |_| Form 10-K     |_| Form 11-K     |_| Form 20-F     |X| Form 10-Q

Form N-SAR |_|

      For Period Ended: September 30, 2002

|_| Transition Report on Form 10-K           |_| Transition Report on Form 10-Q

|_| Transition Report on Form 20-F           |_| Transition Report on Form N-SAR

|_| Transition Report on Form 11-K

      For the Transition Period Ended:_____________________________

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not applicable.

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant: Franklin Street Properties Corp.

Former name if applicable: Franklin Street Partners Limited Partnership

Address of principal executive office (Street and number): 401 Edgewater Place

City, State and Zip Code:  Wakefield, Massachusetts 01880

                                     PART II
                                 RULE 12b-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      |X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      |_| (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      |_| (c) The accountant's statement or other exhibit required by Rule
              12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

            Franklin Street Properties Corp., a Maryland corporation, (the "Registrant"), is unable to timely file its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2002 (the "Form 10-Q") without unreasonable effort or expense because management of the Registrant will request that members of the staff of the Securities and Exchange Commission (the "Staff") confirm that certain accounting principles currently applied to the Registrant's operations are appropriate based upon generally accepted accounting principles and certain staff accounting bulletins. The Registrant will be unable to file the Form 10-Q with the Securities and Exchange Commission until such confirmation is received and therefore cannot provide assurances to the Staff that the Form 10-Q will be filed on or before the fifth calendar day following November 14, 2002.

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of persons to contact in regard to this notification

            Lloyd Dow                 (781)                        557-1304
            --------------------------------------------------------------------
            (Name)                 (Area Code)                (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                              |X| Yes      |_| No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                                              |_| Yes      |X| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                        Franklin Street Properties Corp.
            --------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized:

Date:  November 14, 2002                      By: /s/ George J. Carter
                                              --------------------------
                                              Name: George J. Carter
                                              Title: President and Chief
                                                     Executive Officer

                                    ATTENTION

      Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).